                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                           Carrizo Oil & Gas, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 144577 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               Frank A. Wojtek
                           Carrizo Oil & Gas, Inc.
                       14811 St. Mary's Lane, Suite 148
                             Houston, Texas 77079
                                (281) 496-1352
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               January 8, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 144577 10 3


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Frank A. Wojtek
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,273,721 Shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,273,721 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0 Shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,273,721 Shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 14811 St. Mary's Lane, Suite 148, Houston, Texas 77079.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Frank A. Wojtek ("Mr. Wojtek"). The business address of Mr. Wojtek is 14811 St. Mary's Lane, Suite 148, Houston, Texas 77079. Mr. Wojtek is a citizen of the United States of America, and his principal occupation and employment is acting as Chief Financial Officer, Vice President, Secretary and Treasurer of the Company. The principal business of the Company is the exploration, development, exploitation and production of oil and natural gas, and the address of the Company's principal executive offices is as set forth in Item 1, Security and Issuer. During the last five years, Mr. Wojtek has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Wojtek acquired 101,471 shares of Common Stock pursuant to a Combination Agreement dated as of June 6, 1997 (the "Combination Agreement") among the Company, Carrizo Production, Inc., a Texas corporation ("Production"), Encinitas Partners Ltd., a Texas limited partnership ("Encinitas"), La Rosa Partners Ltd., a Texas limited partnership ("La Rosa"), Carrizo Partners Ltd., a Texas limited partnership ("Carrizo Partners"), Paul
B. Loyd, Jr., Steven A. Webster, S.P. Johnson IV, Douglas A.P. Hamilton and Mr. Wojtek, a copy of which has been filed as Exhibit 1 hereto and is incorporated herein by reference, and as described in the Company's Registration Statement on Form S-1 (Reg. No. 333-29187), as amended (the "Registration Statement"). Mr. Wojtek acquired 77,175 shares in the merger of Production with the Company in respect of shares of common stock of Production held by Mr. Wojtek. Mr. Wojtek acquired an additional 24,296 shares of Common Stock in the acquisition of Encinitas by the Company in respect of the limited partner interests of Encinitas held by Mr. Wojtek. On August 11, 1997, the Company granted options for 40,000 shares of Common Stock to Mr. Wojtek pursuant to the Employment Agreement dated June 13, 1997 (the "Employment Agreement") between the Company and Mr. Wojtek and the Company's Incentive Plan, copies of which have been filed as Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated herein by reference. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $11.00 per share and expire ten years from the date of their issuance.

         Mr. Wojtek will review on a continuous basis his investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Wojtek may in the future take such actions in respect of his investment in the Common Stock as he deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares he now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in
the open market.   Additionally, it is possible that Mr. Wojtek could seek to acquire additional shares, although he has no current plans to do so, other than through employee benefit plans or arrangements with the Company. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time to entities or trusts controlled by Mr. Wojtek and to family members. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Mr. Wojtek may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of, cash and financial resources and needs of, investment goals of and other business opportunities available to him, developments with respect to his business, general economic conditions, the market price for shares of Common Stock and stock market conditions.

         Dispositions of the 101,471 shares of Common Stock received by Mr. Wojtek pursuant to the Combination Agreement are restricted (subject to certain limitations) by the Company's Bylaws, a copy of which has been filed as Exhibit 4 hereto and is incorporated herein by reference, without the prior written consent of the Company. Additionally, pursuant to a Lock-up Agreement dated July 31, 1997 of Mr. Wojtek (the "Lock-up Agreement"), a copy of which has been filed as Exhibit 5 hereto and is incorporated herein by reference, delivered pursuant to the Underwriting Agreement of the Company dated August 5, 1997, Mr. Wojtek agreed not to sell (subject to certain limitations) any shares of Common Stock until February 2, 1998 (180 days after August 6, 1997 (the date of the Prospectus of the Company (the "Prospectus") relating to the initial public offering of shares of Common Stock (the "IPO") as described in the Company's Registration Statement) without the prior written consent of the underwriters for the IPO. Mr. Wojtek has agreed to certain restrictions on the transfer of shares of Common Stock deemed beneficially owned by him as of January 8, 1998 pursuant to the Shareholders' Agreement dated January 8, 1998 (the "Shareholders' Agreement") among the Company, S.P. Johnson IV, Mr. Wojtek, Steven A. Webster, Paul B. Loyd, Jr., Douglas A.P. Hamilton, DAPHAM Partnership, L.P., the Douglas A.P. Hamilton 1997 GRAT, Enron Capital & Trade Resources Corp. ("Enron") and Joint Energy Development Investments II Limited Partnership ("JEDI II"). See Item 5, Interest in Securities of the Issuer, and
Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, for a discussion of the Shareholders' Agreement and the restrictions on transfer pursuant to such agreement.

         Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, Mr. Wojtek has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mr. Wojtek beneficially owns an aggregate of 1,273,721 shares of Common Stock (approximately 12.3% of the 10,375,000 shares outstanding (as reported in the Company's Form

10-Q for the quarter ended September 30, 1997)). See Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, for a discussion of Mr. Wojtek's options.

         On January 8, 1998, the Company consummated the transactions contemplated by the Stock Purchase Agreement dated January 8, 1998 (the "Purchase Agreement") among the Company, Enron and JEDI II. Such transactions included (i) the payment by Enron and JEDI II of an aggregate purchase price of $30,000,000, (ii) the sale of 75,000 shares of 9% Series A Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock"), the terms of which are set forth in the Statement of Resolution Establishing Series of Shares designated 9% Series A Preferred Stock (the "Statement of Resolution"), to Enron and 225,000 shares of Preferred Stock to JEDI II, (iii) the grant of warrants (the "Warrants") to purchase 250,000 and 750,000 shares of the Common Stock, the terms of which are set forth in a Warrant Certificate to be issued to each of Enron and JEDI II, at an exercise price of $11.50 per share to Enron and JEDI II, respectively, and which are exercisable during the period beginning January 8, 1999 and ending January 8, 2005, and (iv) the execution and delivery of the Shareholders' Agreement, pursuant to which certain transfers of Common Stock are restricted. The terms of the Purchase Agreement, the Statement of Resolution, the Warrant Certificates and the Shareholders' Agreement are described in the Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 1998.

         The parties to the Shareholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections

13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of January 8, 1998, be deemed to beneficially own an aggregate of 6,221,334 shares of Common Stock (7,221,334 shares of Common Stock if the Warrants were exercisable within 60 days of the date hereof), or approximately 60.0% (approximately 63.5% if the Warrants were exercisable within 60 days of the date hereof), of the total number of shares reported to be outstanding in the Company's Form 10-Q for the quarter ending September 30, 1997. Mr. Wojtek disclaims the beneficial ownership of any Common Stock owned by such other parties. For a description of the Shareholders' Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Wojtek has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the Shareholders' Agreement).

         Except as set forth in this Schedule 13D, to the best of his knowledge, Mr. Wojtek has not effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wojtek and any person with respect to any securities of the Company.

         The Company was formed in September 1993. Prior to consummation of the Combination Agreement, the Company conducted its operations directly, with industry partners and through the following affiliated entities: Production, Encinitas, La Rosa and Carrizo Partners. The Company was the general partner of Carrizo Partners and La Rosa. Production was the general partner of Encinitas. On August 11, 1997, pursuant to the Combination Agreement, the following transactions were consummated: (i) Production was merged into the Company and the outstanding shares of capital stock of Production were converted into an aggregate of 343,000 shares of Common Stock;
(ii) the Company acquired Encinitas in two steps: (a) the Company acquired the limited partner interests in Encinitas held by certain of the Company's directors, including Mr. Wojtek, for an aggregate consideration of 468,533 shares of Common Stock and (b) Encinitas was merged into the Company, and the outstanding limited partner interests in Encinitas were converted into an aggregate of 860,699 shares of Common Stock; (iii) La Rosa was merged into the Company and the outstanding partnership interests in La Rosa converted into an aggregate of 48,700 shares of Common Stock; and (iv) Carrizo Partners was merged into the Company and the outstanding partnership interests in Carrizo Partners converted into an aggregate of 569,068 shares of Common Stock. The closing of the transactions under Combination Agreement occurred simultaneously with the closing of the sale of 2,500,000 shares of Common Stock pursuant to the Company's IPO as described in the Registration Statement.

         The current directors of the Company are S. P. Johnson IV, Mr. Wojtek, Steven A. Webster, Paul B. Loyd, Jr. and Douglas A.P. Hamilton. Prior to the consummation of the Combination Agreement, the shareholders of the Company at such time ratified the appointment of each of such directors to the Board of Directors of the Company by unanimous written consent.

         Pursuant to the Employment Agreement and the Company's Incentive Plan, on August 11, 1997, the Company granted options for 40,000 shares of Common Stock to Mr. Wojtek. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $11.00 per share and expire ten years from the date of their issuance. Mr. Wojtek will be deemed to be the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares.

         In connection with the sale of Preferred Stock, the Employment Agreement was amended to provide that the exercise by the holders of shares of Preferred Stock of the rights and remedies as provided in the Basic Documents (as such term is defined in the Stock Purchase Agreement) will not constitute a "Change in Control" within the meaning of such term in the Employment Agreement.

         The Company's Bylaws restrict the disposition of the 101,471 shares of Common Stock received by Mr. Wojtek pursuant to the Combination Agreement (subject to certain limitations) without the prior written consent of the Company in order to ensure that such dispositions are made pursuant to registration under the Securities Act or an exemption therefrom. The Lock-up Agreement restricts the disposition by Mr. Wojtek of shares of Common Stock until February 2, 1998 (subject to certain limitations) without the prior written consent of the underwriters for the Company's IPO.

         The Registration Rights Agreement dated as of June 6, 1997 among the Company, Paul B. Loyd, Jr., Steven A. Webster, S. P. Johnson IV, Douglas A.P. Hamilton, Mr. Wojtek and DAPHAM Partnership L.P. ("Registration Rights Agreement"), a copy of which has been filed as Exhibit 6 hereto and is incorporated herein by reference, provides registration rights with respect to shares of Common Stock that were outstanding prior to the IPO and the issuance of shares pursuant to the Combination Agreement, as well as shares issued pursuant to the Combination Agreement or otherwise purchased from the Company (the "Registrable Securities") (currently approximately

6,267,069 shares of Common Stock). Shareholders owning not less than 51% of the then-outstanding shares of Registrable Securities may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Registrable Securities then outstanding. The holders of the registration rights also have limited rights to require the Company to include their shares of Common Stock in connection with registered offerings by the Company. The Company may generally be required to effect three demand registrations (provided that no such registration may occur prior to February 11, 1998 (the date six months after the closing of the IPO)) and three additional demand registrations for certain offerings registered on SEC Form S-3, subject to certain conditions and limitations. The registration rights will terminate as to any holder of Registrable Securities at the later of (i) one year after the closing of the IPO or (ii) at such time as such holder may sell under Rule 144 in a three-month period all Registrable Securities then held by such holder. The holders of the registration rights may not exercise their registration rights with respect to any shares received pursuant to the Combination Agreement for a period of at least one year following the effective date of the Registration Statement.

         Registration of shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.

         Each of S.P. Johnson IV, Mr. Wojtek, Steven A. Webster, Paul B. Loyd, Jr., Douglas A.P. Hamilton, DAPHAM Partnership, L.P. and the Douglas A.P. Hamilton 1997 GRAT (the "Major Shareholders") have agreed with the Company, Enron and JEDI II that it shall not (without the consent of Enron or, if Enron, JEDI II and their respective affiliates do not beneficially own the largest outstanding amount of Preferred Stock that is then beneficially owned by any shareholder, then only with the consent of the holders of a majority of the shares of Preferred Stock) transfer, assign, donate, sell, devise, encumber or in any other manner alienate (collectively, "Transfer") any portion of the Common Stock deemed beneficially owned by it (1,273,721 shares for Mr. Wojtek) as of the date of the Shareholders' Agreement, except as provided below.

         Each Major Shareholder may Transfer during each calendar year beginning January 1, 1998 through and including 2001 up to 20% of the number of shares of Common Stock held by such Major Shareholder as of the date of the Shareholders' Agreement and any portion of such shares permitted to be Transferred in prior calendar years that were not so Transferred. Upon redemption of shares of Preferred Stock, a proportionate number of shares of Common Stock held by each Major Shareholder will be released from all transfer restrictions imposed by the Shareholders' Agreement, which release will be in addition to the other releases from the transfer restrictions provided therein. Notwithstanding the foregoing, each Major Shareholder has agreed to retain the final 20% of his holdings of Common Stock until all shares of Preferred Stock have been redeemed.

         A partition of shares of Common Stock held by a Major Shareholder between a Major Shareholder and his spouse upon divorce and Transfers upon a Major Shareholder's death are not Transfers that are restricted pursuant to the Shareholders' Agreement; provided that the spouse or transferee, as a condition to the partition or Transfer, agrees in writing to take such shares of Common
Stock subject to the terms of the Shareholders' Agreement.   In addition,
Transfers by a Major Shareholder to his Family Group (as defined herein) are not restricted; provided that the transferee has agreed in writing to be bound by the terms of the Shareholders' Agreement. "Family Group" means, for purposes hereof, (i) the spouse of a Major Shareholder or (b) certain trusts established solely for the benefit of the Major Shareholder, the Major Shareholder's spouse or any of their respective ancestors or descendants. Transfers back to a Major Shareholder from his Family Group are permitted. Pledges of Common Stock are not restricted by the Shareholders' Agreement, although attempts to realize upon the value of the pledged Common Stock constitute Transfers and are therefore subject to the limitations described above.

         In addition, the Major Shareholders consented to certain transactions contemplated by the Stock Purchase Agreement, including (i) the adoption of the Statement of Resolution, (ii) the election of directors of the Board of Directors by the holders of shares of Preferred Stock to the extent provided in the Statement of Resolution, and (iii) the provisions allowing Enron, JEDI II and their affiliates to engage in business activities that might be, directly or indirectly, in competition with the Company.

         If one of the Major Shareholders transfers shares of Common Stock in violation of the Shareholders' Agreement, the holders of the Preferred Stock have the right to request redemption of the shares of Preferred Stock held by them from the Company pursuant to the Statement of Resolution. If, and only if, the Company fails to redeem the shares of Preferred Stock with respect to which redemption has been requested, the number of directors constituting the Board of Directors of the Company will be expanded by the number equal to the difference between (i) the whole number nearest to the quotient of (A) the number of directors then constituting the Board of Directors (unless such number is less than two, in which case the number of directors then constituting the Board of Directors will be deemed to be two) divided by (B)
0.73 and (ii) the number of directors then constituting the Board of Directors, and the holders of shares of Preferred Stock have the right, voting separately as a class, to elect the directors to fill such newly created directorships. These voting rights continue only until such time as the shares of Preferred Stock presented for redemption and required to be redeemed have been redeemed or all necessary funds have been set aside for payment.

         The foregoing are summaries of certain provisions of the Combination Agreement, the Employment Agreement, the Company's Incentive Plan, the Amendment to the Employment Agreement, the Company's Bylaws, the Lock-up Agreement, the Registration Rights Agreement and the Shareholders' Agreement, copies of which have been filed as Exhibits 1, 2, 3, 11, 4, 5, 6 and 10, respectively, hereto and are incorporated by reference herein; and such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Combination Agreement dated as of June 6, 1997 among the Company, Production, Encinitas, La Rosa, Carrizo Partners, Paul B. Loyd, Jr., Steven A. Webster, S. P. Johnson IV, Douglas A.P. Hamilton and Frank A. Wojtek (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 2 Employment Agreement dated June 13, 1997 between the Company and Mr. Wojtek (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 3 Incentive Plan of the Company (Incorporated by reference to Exhibit 10.1 to the Company's Registration statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 4 Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 5        Lock-up Agreement dated July 31, 1997 of Mr. Wojtek.

         Exhibit 6 Registration Rights Agreement by and among the Company, Paul B. Loyd, Jr., Steven A. Webster, S. P. Johnson IV, Douglas A.P. Hamilton and Frank A. Wojtek dated as of June 6, 1997 (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 7 Statement of Resolution Establishing Series of Shares designated 9% Series A Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed January 9, 1998).

         Exhibit 8 Warrant Certificates (incorporated herein by reference to Exhibit 4.2 to the Company's Form 8-K filed January 9, 1998).

         Exhibit 9 Stock Purchase Agreement dated January 8, 1998 among the Company, Enron Capital & Trade Resources Corp. and Joint Energy Development Investments II Limited Partnership (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed January 9, 1998).

         Exhibit 10 Shareholders' Agreement dated January 8, 1998 among the Company, S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Paul B. Loyd, Jr., Douglas A.P. Hamilton, DAPHAM Partnership, L.P., The Douglas A.P. Hamilton 1997 GRAT, Enron Capital & Trade Resources Corp. and Joint Energy Development Investments II Limited Partnership (incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K filed January 9, 1998).

         Exhibit 11 Form of Amendment to Executive Officer Employment Agreement (incorporated herein by reference to Exhibit 99.3 to the Company's Form 8-K filed January 9, 1998).

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: January 16, 1998.



                                              /s/ FRANK A. WOJTEK
                                              ---------------------------------
                                              Frank A. Wojtek

                                EXHIBIT INDEX


         Exhibit 5        Lock-up Agreement dated July 31, 1997 of Mr. Wojtek.